Silver Standard Resources Inc.

Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(unaudited)

Silver Standard Resources Inc.
Consolidated Interim Financial Statements for the three months ended March 31, 2011

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Silver Standard Resources Inc.
Consolidated Interim Statement of Financial Position
(expressed in thousands of United States dollars - unaudited)

		March 31	December 31	January 1
	Note	2011	2010	2010
		$	$	$
Current assets
Cash and cash equivalents	3	260,733	232,311	26,659
Trade and other receivables	4	33,682	35,916	8,251
Other financial assets	5	41,628	33,651	19,722
Inventory	6	48,449	40,176	20,565
		384,492	342,054	75,197
Non-current assets
Property, plant and equipment	7	508,096	499,632	496,824
Investment in associate	8	207,861	226,271	-
Value added tax receivable	9	74,699	70,782	54,095
Other non-current financial assets	5	3,496	9,251	8,015
Total assets		1,178,644	1,147,990	634,131

Current liabilities
Trade and other payables	10	38,216	35,163	50,682
Taxes payable		10,512	-	-
		48,728	35,163	50,682
Non-current liabilities
Deferred tax liabilities		15,372	20,472	1,202
Taxes payable		1,540	3,672	3,370
Close down and restoration provision	11	12,984	12,671	10,340
Convertible notes	12	118,422	116,125	107,895
Derivative liabilities	12	26,179	21,735	20,728
Total liabilities		223,225	209,838	194,217

Shareholders' equity
Share capital	13	687,091	676,651	538,700
Other reserves	14	41,131	43,956	40,927
Retained earnings (accumulated deficit)		226,701	217,049	(140,209)
Total shareholders' equity attributable to shareholders of the
Company		954,923	937,656	439,418

Non-controlling interest	7	496	496	496

Total shareholders' equity		1,178,644	1,147,990	634,131

Events after the reporting date (note 24)

The accompanying notes are an integral part of the consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on May 10, 2011

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Interim Statement of Income (Loss)
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three Months Ended March 31
	Note	2011	2010
		$	$

Revenue		60,053	11,531
Cost of sales	15	(32,194)	(28,125)
Income / (Loss) from mine operations		27,859	(16,594)

General and administrative expenses	15	(6,593)	(7,048)
Exploration and evaluation expenses		(826)	(149)
Operating income (loss)		20,440	(23,791)

Gain (loss) on sale of mineral property	7	(539)	13,138
Interest earned and similar income	16	829	310
Interest expense and other finance costs	16	(4,315)	(3,817)
Other income (expenses)	17	(4,521)	11,355
Foreign exchange gain (loss)		2,339	(1,094)
Income (loss) before tax		14,233	(3,898)

Income tax expense (recovery)		(4,290)	523

Net income (loss) and net income (loss) attributable to shareholders		9,943	(3,376)

Earnings (loss) per share
Basic	18	$0.12	$(0.04)
Diluted	18	$0.12	$(0.04)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Comprehensive Income (Loss)
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended March 31
	Note	2011	2010
		$	$

Income (loss) for the period attributable to shareholders		9,943	(3,376)
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities, net of tax	5	(292)	1,924
Realized (gain) on the disposal of marketable securities recycled to net income (loss), net of tax	5	-	(2,017)
Cumulative translation adjustment		309	866
Other comprehensive income for the period		17	773

Total comprehensive income (loss) for the period attributable to shareholders		9,960	(2,603)
Non-controlling interests		-	-
Total comprehensive income for the period		9,960	(2,603)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Common Shares		Other	Retained earnings	Total	Non-	Total
	Shares	Amount	reserves	(accumulated	attributable to	controlling	shareholders'
			(note 14)	deficit)	shareholders	Interest	equity
	000's	$	$	$	$	$	$
Balance, January 1, 2010	71,965	538,700	40,927	(140,209)	439,418	496	439,914

Issue of ordinary shares, net of costs	6,729	108,034	-	-	108,034	-	108,034
Exercise of stock options	29	560	(237)	-	323	-	323
Share-based compensation	-	-	1,744	-	1,744	-	1,744
Total comprehensive income (loss) for the period	-	-	866	(3,469)	(2,603)	-	(2,603)
Balance, at March 31, 2010	78,723	647,294	43,300	(143,678)	546,916	496	547,412

Balance, January 1, 2011	79,665	676,651	43,956	217,049	937,656	496	938,152
Issue of ordinary shares, net of costs	-	-	-	-	-	-	-
Exercise of stock options	386	10,440	(3,711)	-	6,729	-	6,729
Share-based compensation	-	-	577	-	577	-	577
Total comprehensive income (loss) for the period	-	-	309	9,651	9,960	-	9,960
Balance, at March 31, 2011	80,051	687,091	41,131	226,701	954,923	496	955,419

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Cash Flows
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended March 31
	Note	2011	2010
		$	$
Cash flows from operating activities
Net income (loss) for the period		9,943	(3,376)
Adjustments for:
Depletion, depreciation and amortization		5,854	6,912
Share-based payments		522	1,655
Close down and restoration provision		407	416
Loss (gain) on sale of mineral property and other financial assets		539	(15,447)
Unrealised loss on fair value through profit and loss financial instruments		4,716	(8,981)
Accretion expense on convertible notes		2,297	1,985
Accretion income on convertible debenture		(253)	(197)
Impairment reversal on convertible debenture		(2,400)	-
Share of loss of associate		2,287	-
Future income tax recovery		(5,061)	(523)
Foreign exchange (gain) loss		(2,006)	388
Net changes in non cash working capital items	23	4,914	970

Cash generated by (used in) operating activities		21,759	(16,198)

Cash flows from investing activities
Purchase of property, plant and equipment		(1,605)	(16,381)
Mineral property expenditures		(12,857)	(4,860)
Increase in value added tax recoverable		(2,638)	(3,946)
Proceeds from sale of marketable securities		-	2,437
Net proceeds from sale of mineral property		17,034	6,927

Cash used in investing activities		(66)	(15,823)

Cash flows from financing activities
Proceeds from issuance of common shares (net of costs)		-	108,034
Proceeds from exercise of stock options		6,729	323

Cash generated by financing activities		6,729	108,357

Increase in cash and cash equivalents		28,422	76,336
Cash and cash equivalents, beginning of period		232,311	26,659
Cash and cash equivalents, end of period	3	260,733	102,995

Supplemental cash flow information (note 23)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant projects located primarily in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company is focused on the operation and production of silver from its Pirquitas mine in Argentina, and on advancing its other principal projects and its project pipeline. These projects include San Luis in Peru, Diablillos in Argentina, and Pitarrilla and San Agustin in Mexico. In addition to its principal projects, the Company holds a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a) Basis of preparation and first time adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.

These interim consolidated financial statements are the Company’s first financial statements to be prepared in accordance with IFRS. The basis of preparation is different to that of the most recent comparative year’s annual consolidated financial statements due to the first time adoption of IFRS. An explanation of how the transition to IFRS has affected the reported income statement and statement of financial position is provided in note 25. This note includes reconciliations of equity and income (loss) for comparative periods previously reported under Canadian GAAP to those amounts reported under IFRS.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 10, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognised on change-over to IFRS.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

The Company’s transition date to IFRS is January 1, 2010. The rules for first-time adoption of IFRS are set out in IFRS 1, “First-time adoption of International Financial Reporting Standards”. In preparing the Company’s first IFRS financial statements these transition rules have been applied to the amounts previously reported under Canadian GAAP. In general IFRS 1 requires accounting policies to be applied retrospectively, however it also allows certain exemptions in order to assist companies with the transition process. The Company has applied the following optional exemptions:

IFRS 3(R) “Business combinations” has not been applied to business combinations that occurred before the date of transition.

The Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition, transferring any balances to accumulated deficit. Any gains or losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

IFRS 2 “Share-based payments” has only been applied to share based payments which had not vested at January 1, 2010.

Full retrospective application of IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities” has not been applied to the Company’s close down and restoration provision that existed prior to the transition to IFRS.

The Company has elected to deem the fair value of the Pirquitas mine to be cost from the date of transition to IFRS.

IFRS 1 also requires that estimates made under IFRS must be consistent with estimates made for the same date under Canadian GAAP except where adjustments are required to reflect any differences in accounting policies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in note 2 (u) below.

b) Accounting convention

These consolidated financial statements have been prepared on the historic cost basis, except for the revaluation of certain financial instruments, which are measured at fair value. The Company’s policy in respect of these items is described in the notes below.

c) Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries (note 22) and associate (note 8).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsidiaries

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All inter-company transactions and balances have been eliminated on consolidation

Where the Company’s interest is less than 100%, the interest attributable to outside shareholders is reflected in non- controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

Associates

An associate is an entity over whose operating and financial policies the Group exercised significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent of it has power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of the associate are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results. Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group’s interest in the associate.

d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The consolidated financial statements are presented in United States dollars.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d) iii) Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  Assets and liabilities are translated at the closing rate at the reporting date;

  Income and expenses for each income statement are translated at average exchange rates for the period; and

  All resulting exchange differences are recognised as in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

e) Revenue recognition

The Company’s primary source of revenue is from the sale of metal bearing concentrate (“concentrate”). Revenue from the sales of concentrate is recognized in the financial statements when the following criteria have been met:

  title to the product transfers and the rights and obligations of ownership pass to the customer neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained the amount of revenue can be measured reliably

  it is probable that economic benefits associated with the sale will flow to the Company; and

  the costs incurred or to be incurred in respect of the sale can be measured reliably

The risk of ownership is transferred when title and insurance risk have passed to the customer and the goods have been delivered to a contractually agreed location.

Revenue from the sale of concentrate is recorded in the statement of income net of charges for shipping, refining and smelting. Revenues from the sale of material by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.

Concentrate sales are provisionally priced, whereby the contract provides for a provisional payment based upon provisional assays and quoted metal prices. Revenues are recorded initially under these contracts at the time title passes to the buyer based the spot price at that date. Final settlement occurs once final weights and assays have been completed, and the price is determined using the average quoted metal price for the month after the month of delivery to the customer. As a result of this process, the value of our concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recognised at fair value based on the forward sales price at the end of the reporting period with changes in value recorded in revenue. Such adjustments to revenue for metal prices are recorded at each reporting date, until the final sales price has been determined.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d) f) Cash and cash equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of three months or less. Short-term investments consist of treasury bills issued by the government of Canada and the United States of America.

g) Inventory

Stockpiled ore, work in process and finished goods inventory are valued at the lower of cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs are included in inventory as incurred. NRV is calculated using the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.

Any write-downs of inventory to NRV are recorded as cost of sales in the income statement. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are derived from the current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnages are verified by periodic surveys.

Work in process inventory includes the fine ore stockpile and in-circuit inventories in the milling process. Finished goods inventory includes metal concentrates at our operations and in transit.

Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs.

h) Exploration and evaluation expenditure

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

  acquiring the rights to explore;

  researching and analyzing historical exploration data;

  gathering exploration data through topographical, geochemical and geophysical studies;

  exploratory drilling, trenching and sampling;

  determining and examining the volume and grade of the resource;

  surveying transportation and infrastructure requirements; and

  compiling pre-feasibility and feasibility studies.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

General exploration costs are expensed in the period incurred. Exploration and evaluation expenditures on identifiable properties are capitalised. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property and are recorded within ‘exploration and development expenditure’, a separate component of property, plant and equipment, at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Capitalized exploration and evaluation expenditure is reviewed for impairment when facts or circumstances suggest that the carrying amount may exceed its recoverable amount. Impairment is normally assessed at the level of cash- generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, which typically is an individual mineral property.

i) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhaul of existing equipment are capitalized as property, plant and equipment on the balance sheet and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as ‘producing properties’ together with any amount transferred from ‘development properties’.

j) Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date of commissioning. The major categories of property, plant and equipment are depreciated on a unit of production or straight line basis using the estimated lives indicated below:

Computer equipment	3 - 5 years
Furniture and fixtures	7 years
Vehicles	3 years
Mining equipment	3 - 10 years
Mine plant equipment	14 years
Leasehold improvements	Lease term

Land is not depreciated.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

‘Producing properties’ are depreciated using the units of production method. In applying the units of production method depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on proven and probable reserves.

The Company conducts an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

k) Stripping costs

Stripping costs comprise the removal of overburden and other waste material from the mine. Stripping costs incurred during the development of a mine are capitalized and depleted on a unit of production basis.

Stripping costs incurred during the production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. Stripping costs resulting in a future benefit of the mineral property by providing access to additional sources of ore are capitalized and amortized over the relevant mineral reserves.

l) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

m) Impairment of long-lived assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts annually an internal review of asset values which is used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognised in the income statement.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

n) Share capital

Common shares issued by the Company are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.

o) Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are initially measured at fair value at the date of grant and recorded within equity. Cash-settled arrangements such as the Non-employee Directors’ Deferred Share Unit plan (“DSU Plan”), the Restricted Share Unit Plan (“RSU Plan”) and the Performance Share Unit Plan (“PSU Plan”) are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.

The Company’s stock option plan is detailed in note 13(c), DSU Plan described in note 13(e), RSU Plan described in note 13(f) and PSU Plan described in note 13(g).

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or other payables depending on whether they are share-settled or cash-settled. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The fair value of DSU’s and RSU’s is based on the quoted market price of the Company’s common shares, and the PSU’s are valued using a Monte Carlo simulation. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed.

Where share-based payments are granted in exchange for services directly related to specific exploration, development or producing properties, the expense is capitalised against that asset.

p) Taxation

The tax expense for the period is comprised of current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the tax is recognised in equity.

(i) Current income tax

Current tax for each taxable entity in the Group is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the statement of financial position.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(ii) Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assts against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(iii) Royalties and other tax arrangements

Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current provisions and included within the cost of sales.

q) Earnings (loss) per share

Basic earnings (loss) for the year is calculated by dividing the profit (loss) attributable to shareholders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.

A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined if they are potentially dilutive.

When a loss is incurred during the year, basic and diluted loss per share are the same because the exercise of options and convertible notes are considered to be anti-dilutive.

16 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

r) Financial instruments

   (i) Financial assets and liabilities

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), loans and receivables, available-for-sale, held to maturity, and other financial liabilities. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.

The Company has not classified any financial instruments as held to maturity. The accounting policy for each of the other categories is as follows;

Financial assets and liabilities at FVTPL Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the income statement. Realised and unrealised gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the income statement in the period in which they arise. Derivatives are included in this category unless they are designated as hedges. Generally, the Company does not acquire financial assets for the purpose of selling in the short term.

Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non current assets based on their maturity date. Loans and receivables are initially recognised at fair value and subsequently carried at amortised cost less any impairment.

Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories.

Available for sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealised gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognised directly in other comprehensive income, except for unrealised foreign exchange gains or losses on monetary financial assets and impairment losses which are recognised in the income statement. Any reversal of a previously recognised impairment loss on a non-monetary asset is recognised directly in other comprehensive income. Realised gains and losses from the derecognition of available for sale assets are recognised in the income statement in the period derecognised with any unrealised gains or losses being recycled from other comprehensive income.

Other financial liabilities Other financial liabilities are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost. Any difference between the initial cost and the redemption value is recognised in the income statement over the period to maturity using the effective interest method.

Derivative financial instruments The Company’s policy with regard to ‘Financial Risk Management’ is set out in note 21. When the Company enters into derivative contracts these are designed to reduce the exposures related to assets and liabilities, or anticipated transactions.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are recognised in revenue as described in note 1 (e) revenue recognition. Embedded derivatives in the convertible debenture receivable and the convertible notes are described in notes 5 and 12 respectively.

17 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(ii) Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised.

(iv) Derecognition of financial assets and liabilities

Financial assets are derecognised when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognised within other income and finance costs respectively.

s) Provisions for close down and restoration and for environmental clean up costs

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.

The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method. The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the income statement as a financing cost.

Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement as an operating cost.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

t) Leases

Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalised at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The propery, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

u) Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or notes to the financial statements, and the key areas are summarised below.

Areas of judgement that have the most significant effect on the amounts recognised in the condensed consolidated financial statements are:

  Review of asset carrying values and impairment assessment

  Determination of ore reserve and mineral resource estimates

  Determination of useful lives of property, plant and equipment

  Valuation of inventory

  Close down and restoration provisions

  Deferred tax assets and liabilities

  Functional currency

Key sources of estimation uncertainty that have the most significant effect on the amounts recognised in the consolidated financial statements are:

  Review of asset carrying values and impairment assessment

  Determination of ore reserve and mineral resource estimates

  Valuation of inventory

  Close down and restoration provisions

  Determination of the fair value of share-based compensation

  Deferred tax assets and liabilities

Each of these judgements and estimates is considered in more detail below.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy (note 2 (m)), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, reserves, operating costs, closure and rehabilitiation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty, hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Determination of ore reserve and mineral resource estimates The Company estimates its ore reserves and mineral resources based on information compiled by qualified persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserve estimates being revised. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values and provisions for close down and restoration costs.

Determination of useful lives of property, plant and equipment The Company uses the units of production method to depreciate mineral property expenditure, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation.

Valuation of inventory Stockpiled ore, work in process and finished goods are valued at the lower of cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly impact the stated value of the Company’s inventory.

20 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Close down and restoration provisions Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The Company’s accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience on other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of stock-based compensation The fair value of share options, and other forms of stock based compenstation granted is computed to determine the relevant charge to the income statement. In order to compute this fair value the Company uses option pricing models that requires management to make various estimates and assumptions in relation to the expected life of the award, expected volatility, and the risk-free rate.

Valuation of financial instruments The Company is required to determine the valuation of its convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involve various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates and forward commodity prices.

Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary’s functional currency often requires significant judgement where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation methods described in note 2(d).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

v) Future accounting changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	CASH AND CASH EQUIVALENTS

	March 31	December 31
	2011	2010
	$	$
Cash and bank balances	109,581	61,663
Short-term investments	151,152	170,648
	260,733	232,311

4.	TRADE AND OTHER RECEIVABLES

	March 31	December 31
	2011	2010
	$	$
Trade receivables	18,498	15,409
Tax receivables	4,633	10,989
Prepayments and deposits	6,994	5,779
Other receivables	3,557	3,739
	33,682	35,916

The Company expects full recovery of the amounts outstanding and therefore no allowance has been recorded against these receivables. No receivables are past due and all are expected to be settled within 12 months.

Credit risk has been further discussed in note 21(b). The Company does not hold any collateral for any receivable amounts outstanding at March 31, 2011 and December 31, 2010.

22 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	OTHER FINANCIAL ASSETS

	March 31, 2011		December 31, 2010
	Non-current	Current	Non-current	Current
	$	$	$	$

Restricted cash (a)	2,077	-	2,071	-
Marketable securities (b)	-	33,005	-	33,465
Convertible debenture receivable (c)	1,419	8,623	7,180	186
	3,496	41,628	9,251	33,651

(a)

The Company has lodged security deposits with various government agencies in relation to close down and restoration provisions. Of the amount lodged $127,000 (2010 - $328,000) is in the form of cash deposits and $1,743,000 (2010 - $1,743,000) as security for a reclamation bond.

(b)	At March 31, 2011 the Company held marketable securities with a cost of $8,826,000 (2010: $8,604,000). The following gains or losses were recognised in the three months ended March 31, 2011 and 2010;

	Three months ended March 31
	2011	2010
	$	$
Other Comprehensive Income

Unrealised gain (loss) on marketable securities	(1,261)	799
Foreign exchange gain (loss) on marketable securities	802	1,245
Future tax expense (recovery)	167	(120)
	(292)	1,924

Realised gains recycled to net loss, net of tax	-	(2,017)
	(292)	(93)

Income statement

Realised gains recognised in net loss for the period, net of tax	-	2,017

(c)

The Company received a $9,980,000 (C$10,000,000) convertible debenture with a coupon rate of 3% per annum from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver property in 2008. The convertible debenture was repayable on July 15, 2011. In 2009 Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter, and recorded an impairment of $2,002,000 during that year. On March 25, 2011 the Company again renegotiated the terms of the convertible debenture receivable. Aurcana are required to pay C$7 million on July 15, 2011 and the remaining C$3 million in quarterly instalments until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. This resulted in a recovery of the previous impairment of $2,400,000 which was recorded within other income (expenses) (note 17).

23 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	OTHER FINANCIAL ASSETS (Cont’d)

The Company is required to separate the note receivable portion and the conversion feature and value them separately. The Company estimated the carrying value of the note receivable component using a discounted cash flow model method and the fair value of the conversion feature using the Black-Scholes model. The value of the conversion feature is remeasured at each reporting date. Changes in fair value of the conversion feature are recorded in interest expense and other finance costs.

The movement in the debenture receivable in the period ended March 31, 2011 and the year ended December 31, 2010 was due to the following:

	March 31	December 31
	2011	2010
	$	$
Balance, beginning of period	7,366	6,258
Interest accrued	353	1,253
Interest received	-	(412)
Fair value of conversion feature adjustment	(274)	(102)
Impairment reversal	2,400	-
Foreign exchange impact	197	369
Balance, end of period	10,042	7,366
Current	8,623	186
Non-current	1,419	7,180

Accrued interest	287	186
Fair value of conversion feature	122	386
Debt portion	9,633	6,794
Total	10,042	7,366

The fair value of the conversion feature was determined by the Black-Scholes model using the following assumptions:

	March 31	December 31
	2011	2010

Expected dividend yield (%)	0.00%	0.00%
Average risk-free interest rate (%)	1.77%	1.68%
Expected life (years)	0.3	0.5
Expected volatility (%)	74.71%	89.71%

24 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

6.	INVENTORY

	March 31	December 31
	2011	2010
	$	$

Finished goods	7,731	6,919
Stockpiled ore	29,529	26,327
Materials and supplies	11,189	6,930
	48,449	40,176

Inventory held at NRV at March 31, 2011 is $nil (December 31, 2010: $nil).

Total inventory written down to NRV for the three months ended March 31, 2011 is $nil (March 31, 2010 - $13,547,000 which was included in loss from mine operations).

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises the following:

	Period ended March 31, 2011
	Plant and	Producing	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure (a)
	$	$	$	$	$
Cost
Balance, beginning of period	263,305	76,209	8,695	190,909	539,118
Additions	1,052	-	3,831	11,055	15,938
Disposals	(1,815)	(16)	(886)	-	(2,717)
Transfers	8,010	-	(8,010)	-	-
Balance, end of period	270,552	76,193	3,630	201,964	552,339

Accumulated depreciation
Balance, beginning of period	(35,450)	(4,036)	-	-	(39,486)
Charge for the year	(5,785)	(788)	-	-	(6,573)
Disposals	1,815	-	-	-	1,815
Foreign exchange movements	-	-	-	-	-
Balance, end of period	(39,420)	(4,824)	-	-	(44,244)

Net book value at March 31, 2011	231,132	71,370	3,630	201,964	508,096

25 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	Year ended December 31, 2010
	Plant and	Producing	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure (a)
	$	$	$	$	$
Cost
Balance, beginning of period	250,085	76,841	8,015	179,445	514,386
Additions	7,644	5,017	15,806	55,942	84,409
Disposals	(8,455)	(5,649)	(1,095)	(44,478)	(59,677)
Transfers	14,031	-	(14,031)	-	-
Balance, end of period	263,305	76,209	8,695	190,909	539,118

Accumulated depreciation
Balance, beginning of period	(16,944)	(618)	-	-	(17,562)
Charge for the year	(19,370)	(3,418)	-	-	(22,788)
Disposals	864	-	-	-	864
Balance, end of period	(35,450)	(4,036)	-	-	(39,486)

Net book value at December 31, 2010	227,855	72,173	8,695	190,909	499,632

No items of property, plant and equipment have been pledged as security for liabilities.

a) Exploration and development expenditure by property

		March 31, 2011		December 31, 2010
	Acquisition	Exploration	Total	Total
	costs	costs
	$	$	$	$
Exploration projects
Bowdens, Australia	9,755	10,179	19,934	19,685
Sunrise Lake, Canada	1,008	68	1,076	1,074
Challacollo, Chile	2,990	6,310	9,300	9,206
San Marcial, Mexico	633	464	1,097	1,097
San Agustin, Mexico	15	1,788	1,803	1,654
Veta Colorada, Mexico	3,688	1,228	4,916	4,845
Nazas, Mexico	825	1,360	2,185	1,423
Berenguela, Peru	10,618	6,016	16,634	16,480
Candelaria, United States	2,434	3,650	6,084	6,022
Maverick Springs, United States	565	2,069	2,634	2,628
Other exploration projects	1,047	2,737	3,784	3,572

Development projects
Diablillos, Argentina	4,516	14,774	19,290	18,765
Pitarrilla, Mexico	17,745	67,751	85,496	77,796
San Luis, Peru (i)	559	27,172	27,731	26,662
	56,398	145,566	201,964	190,909

26 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

(i)

The non-controlling interest recorded at March 31 2011 and December 31, 2010 results from the consolidation of the Reliant Ventures S.A.C in 2007 for the San Luis property in Peru, following the Company taking control of the project; at December 31, 2011 the Company had a 70% interest in the project. On February 28, 2011 the Company reached an agreement to acquire the remaining 30% interest in the San Luis project from its joint venture partner, Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition the Company will own 100% of the project. Under the terms of the agreement the Company will pay C$17 million in cash, transfer to Esperanza the 6.459 million shares of Esperanza that it owns, and provide a 1% net smelter return royalty on future production.

(ii)

On December 21, 2010 the Company completed the sale of its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium Resources Inc. (“Pretium”). Pretium is a publically traded company on the Toronto Stock Exchange (“TSX”) following the closing of its initial public offering (“IPO”) on December 21, 2010. Under the terms of the transaction, the Company received a total of 32,537,833 common shares of Pretium, representing 41.27% of Pretium’s issued and outstanding common shares with a fair value of $191,869,000 based on the IPO price of C$6.00 per common share. The Company also received cash proceeds of $211,322,000 (before underwriters’ fees of $12,427,000) and a non-interest bearing promissory note in the principal amount of $39,069,000 which was to be automatically converted into common shares of Pretium at C$6.00 per share 40 days after closing to the extent not repaid by Pretium. Total consideration was $442,260,000 (C$450,000,000).

On January 6, 2011 the underwriters exercised in part the over-allotment option to them in connection with the IPO. Pursuant to the terms of the promissory note, the Company received $17,034,000, after underwriters’ fees, from partial repayment of it. On January 31, 2011 the balance of the promissory note was automatically converted into 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion the Company’s ownership interest in Pretium was 42.31%.

In the year ended December 31, 2010 the Company recognized a gain on sale of the mineral properties from this transaction of $386,864,000 net of selling costs of $5,922,000 (after tax gain $358,715,000). The Company is entitled to appoint two of Pretium’s five board members and have the right to maintain its ownership interest. The Company’s interest in Pretium has been accounted for using the equity method (note 8).

In the three months ended March 31, 2011 the Company incurred additional fees as a result of the exercise of the overallotment option, recognized a gain on the settlement of the promissory note (note 8), and also had various post- closing adjustments that resulted in a net loss on disposal of $539,000.

(iii)

In February 2010 the Company completed the sale of its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after tax gain of $13,073,000.

27 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

8.	INVESTMENT IN ASSOCIATE

		March 31, 2011	December 31, 2010
		$	$
Pretium Resources Inc.	Common shares	207,861	187,202
	Convertible note	-	39,069
		207,861	226,271

On December 21, 2010 the Company completed the sale of the Snowfield and Brucejack properties to Pretium, in exchange for cash and common shares of Pretium, which represented a 42.31% (December 31, 2010 – 41.27%) ownership interest in Pretium (note 7(ii)). The Company’s interest in Pretium has been accounted for using the equity method.

Further, on April 8, 2011 Pretium closed a secondary offering of 11.5 million units for C$10.00 per unit; each unit contained one common share of Pretium and half of a warrant to acquire an additional common share of Pretium for C$12.50 within 12 months. The units relate to common shares of Pretium held by the Company. The Company received gross proceeds of $115,000,000.

Following the closing of the secondary offering the Company’s ownership interest in Pretium reduced to approximately 28.86%, and assuming conversion of all outstanding warrants the Company’s interest will be approximately 22.13% . The investment continues to be accounted for as an equity investment.

The carrying amount represents the fair value of the properties at initial recognition, plus subsequent expenditures incurred. Share of loss of associate for the three months ended March 31, 2011 was $2,287,000 (2010: $nil).

As part of the closing the Company received a convertible note (note 7(ii)). As at December 31, 2010 this was included in carrying value of the investment in Pretium as this most accurately reflected the substance of the arrangement. The note was partially repaid on January 6, 2011 (note 7(ii)) whereby the Company received gross proceeds of $18,083,000 following the partial exercise of the underwriters’ overallotment option. The balance of the note $20,986,000 was then converted into 3,625,000 common shares of Pretium with a fair value of $22,946,000 resulting in a gain on settlement of $1,092,000. Total transaction costs related to this transaction of $1,631,000 were expensed in the period, and together with the gain on settlement of the note these were presented within the gain (loss) on sale of mineral property in the income statement as they are all interrelated with the original sale transaction.

9.	VALUE ADDED TAX RECEIVABLE

	March 31	December 31
	2011	2010
	$	$

Current	735	901
Non-current	74,699	70,782
	75,434	71,683

In countries where Value added tax (“VAT”) has been paid and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to general mineral exploration. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

28 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	VALUE ADDED TAX RECEIVABLE

VAT paid in Argentina, in relation to the Pirquitas mine, is recoverable under Argentinean law once the company reaches the production stage. Production commenced at the Pirquitas property on December 1, 2009 and as a result, the Company has applied to the Argentinean government to recover the VAT. At the financial reporting date the Company believes that the balance is fully recoverable and has not provided an allowance.

10.	TRADE AND OTHER PAYABLES

	March 31	December 31
	2011	2010
	$	$

Trade payables	8,649	9,683
Accrued liabilities	28,100	22,449
Accrued interest on convertible notes (note 12)	502	2,076
Short term portion of close down and restoration provisions (note 11)	965	955
	38,216	35,163

All trade and other payables are expected to be settled within 12 months.

11.	CLOSE DOWN AND RESTORATION PROVISION

	March 31	December 31
	2011	2010
	$	$
Balance, beginning of period	13,626	10,643

Liabilities settled during the period	-	(223)
Accretion expense	407	1,798
Foreign exchange (loss) gain	(84)	(55)
Revisions and new estimated cash flows	-	1,463

Balance, end of period	13,949	13,626

Less: current portion of close down and restoration provision included in trade and other payables	(965)	(955)
Long-term close down and restoration provison	12,984	12,671

The Company’s close down and restoration provisions relate to the restoration and closure of the Company’s mining operations and projects under development (note 7). The provisions are initially recorded at the net present value, and subsequently re-measured at each reporting period.

29 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

11.	CLOSE DOWN AND RESTORATION PROVISION

The provision is calculated as the present value of estimate future net cash outflows based on the following key assumptions:

Total undiscounted value of estimated future cash outflows is $26,119,000 (2010: $26,642,000)

Credit adjusted risk free interest rate of 9.75% (2010: 11%)

The settlement of these obligations is expected to occur over approximately the next 13 years

12.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The Notes will be convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a.	during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the Notes,

b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,

c.	the Notes are called for redemption,

d.	upon the occurrence of specified corporate transactions, or

e.	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to the Company, holders of the Notes may be entitled to an increased conversion rate. The principal amount will be repaid in cash and any excess value will be settled at the Company’s election in either cash or shares or a combination of the two. Any portion of the Notes not settled in cash will be convertible into the Company’s common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, the repurchase date. Subject to specified conditions, the Company shall pay the purchase price in cash. On and after March 5, 2013, the Company may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, the redemption date.

30 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	CONVERTIBLE NOTES (Cont’d)

The Notes contain an embedded derivative due to the fact that if the holder elects to exercise their conversion option, the Company has the option to settle in either cash or common shares. At initial recognition the value of the notes was allocated as follows:

	Fair	Transaction	Net
	Value	Costs	Value
	$	$	$

Fair value of debt	99,144	(3,773)	95,371
Fair value of derivative liability	38,856	(1,473)	37,383

	138,000	(5,246)	132,754

The fair value of the derivative was estimated using a binomial tree approach. The debt has been designated as an ‘other liability’ so that it is recorded at amortized cost, net of transaction costs, and is accreted over an expected life of 5 years until March 2013 using the effective interest method.

The movement in the debt portion of the Notes during the period comprised the following:

	March 31	December 31
	2011	2010
	$	$
Balance, beginning of period	118,201	109,971
Accretion of discount	2,297	8,230
Interest accrued	1,531	6,210
Interest paid	(3,105)	(6,210)
Balance, end of period	118,924	118,201
Accrued interest	502	2,076
Non-current portion of convertbible notes	118,422	116,125

The derivative liability is recognised as FVTPL, all transaction costs were expensed and the instrument is re-measured at each reporting period using a binomial tree approach. For the three months ended March 31, 2011 the Company recorded an unrealised gain (loss) on the derivative of ($4,444,000) (2010: $9,218,000) (note 17). The following key assumptions were used to obtain the valuation:

	February 27	January 1	December 31	March 31
	2008	2010	2010	2011
Expected dividend yield (%)	0%	0%	0%	0%
Average risk-free interest rate (%)	4.62	4.58	4.13	4.29
Expected life (years)	20	18.25	17.25	17
Expected volatility (%)	60.0	60.0	57.5	57.5
Implied yield on straight debt (%)	11.85	12.60	11.39	9.29

31 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized capital

The Company has unlimited authorized common shares with no par value.

b) Public share offering

In February 2010, the Company closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and estimated offering expenses of $6,355,000, net proceeds were approximately $108,034,000.

c) Stock options

The Company has an incentive plan, approved by the Company’s shareholders at its annual general meeting held on May 14, 2008, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued during the three months ended March 31, 2011 and the year ended December 31, 2010 is as follows:

		March 31		December 31
		2011		2010
	Number	Weighted	Number	Weighted
	of options	average	of options	average
		exercise		exercise
		price		price
		(C$/option)		(C$/option)

Outstanding, beginning of period	4,703,870	27.18	5,271,118	26.40
Granted	358,500	27.08	605,000	17.82
Exercised	(386,362)	(17.11)	(971,578)	17.00
Forfeited	(631,837)	(30.20)	(200,670)	27.72

Outstanding, end of period	4,044,171	27.66	4,703,870	27.18

Exercisable, end of period	2,517,813	31.48	3,324,175	30.31

During the three months ended March 31, 2011, the Company granted 358,500 (March 31, 2010 - nil) options to officers, employees, directors and other eligible persons at exercise prices ranging from C$23.14 to C$28.98 (March 31, 2010 –nil) and expiry dates ranging from January 27, 2018 to March 28, 2018.

32 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

As of March 31, 2011, incentive stock options represent 5.1% (December 31, 2010 – 5.9%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at March 31, 2011 and December 31, 2010 were $20,468,000 (C$19,846,000) and $20,242,000 (C$20,104,000), respectively.

The weighted average fair value of options granted during the period ended March 31, 2011 and year ended December 31, 2010 were estimated to be C$12.39 and C$9.00 per option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

	Three months	Year ended
	ended March 31	December 31
	2011	2010

Expected dividend yield (%)	Nil	Nil
Average risk-free interest rate (%)	2.4	2.9
Expected life (years)	4.6	6.5
Expected volatility (%)	55	53

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

The weighted average share price, at the date of grant, of options granted in the period was $26.51 (2010: $17.36) . The weighted average share price at the date of the exercise of options was $26.00 (2010: $24.74) .

The following table summarizes information about stock options outstanding and exercisable at March 31, 2011:

	Options outstanding		Options exercisable

		Weighted average
	Options	remaining	Options	Weighted average
	outstanding	contractual life	exercisable	exercise price
Exercise prices (C$)		(years)		(C$/option)

11.50 – 17.38	721,570	8.9	80,729	11.50
18.99 – 24.61	1,228,101	5.7	607,584	22.24
26.55 – 32.08	525,000	4.5	260,000	28.83
34.71 – 40.62	1,569,500	1.0	1,569,500	36.53
	4,044,171	4.3	2,517,813	31.48

33 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

d) Share-based compensation expense

The total stock-based compensation, including all equity and cash-settled arrangements, for the period has been allocated as follows:

	Three months ended March 31
	2011	2010
	$	$
General and administration expense	1,522	1,516
Capitalised to property, plant and equipment	55	89
Total stock based compensation	1,577	1,605

e) Deferred Share Units (“DSU’s”)

Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company’s common shares. DSU’s are issued on a quarterly basis under the terms of the DSU Plan, at the market value of the common shares of the Company at the date of grant. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.

		March 31		December 31
		2011		2010
	Number	Fair	Number	Fair
	of DSU's	value	of DSU's	value
		$		$
Outstanding, beginning of period	90,361	2,527	59,704	1,312
Granted	5,128	144	39,398	772
Exercised	-	-	(8,741)	(159)
Fair value remeasurement	-	322	-	602

Outstanding, end of period	95,489	2,993	90,361	2,527

The DSU’s are cash-settled instruments and therefore the fair value of the outstanding DSU’s at the end of the period is recorded in accrued liabilities and the associated expense recorded in general and administrative expenses.

f) Restricted Share Units (“RSU’s”)

During the period ending March 31, 2011 the Company implemented the RSU Plan. RSU’s are granted to employees and non-employees based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three year period, and are cash-settled immediately upon vesting.

RSU’s are cash-settled instruments and therefore recognized as a liability and the fair value is re-measured at each reporting period. The associated expense is recorded in general and administrative expenses unless directly attributable to a mineral property.

34 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

		March 31
		2011
	Number	Fair
	of RSU's	value
		$
Outstanding, beginning of period	-	-
Granted	66,800	28.40
Exercised	-	-
Fair value remeasurement		30.39

Outstanding, end of period	66,800	30.39

As at March 31, 2011 an accrued liability of $64,000 (2010: $nil) was recorded with a corresponding share based payment expense.

g) Performance Share Units (“PSU’s”)

During the period ending March 31, 2011 the Company implemented the PSU Plan. PSU’s are granted to senior executives, and vest after a performance period of three years. The vesting of the awards is based on the Company’s total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSU’s granted.

PSU’s are cash-settled instruments and therefore recognized as a liability and the fair value is re-measured at each reporting period using a Monte Carlo simulation. The associated expense is recorded in general and administrative expenses.

		March 31
		2011
	Number	Fair
	of PSU's	value
		$
Outstanding, beginning of period	-	-
Granted	141,800	31.35
Exercised	-	-
Forfeited	(14,100)	(31.35)
Fair value remeasurement		37.15

Outstanding, end of period	127,700	37.15

As at March 31, 2011 an accrued liability of $475,000 (2010: $nil) was recorded with a corresponding share based payment expense.

35 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

14.	OTHER RESERVES

		Share based
	Foreign currency	compensation
	translation reserve (a)	reserve (b)	Total other reserves
	$	$	$
Amount at January 1, 2010	-	40,927	40,927
Currency translation adjustment	1,832	-	1,832
Stock options exercised	-	(6,956)	(6,956)
Share based compensation	-	8,153	8,153
Amount at December 31, 2010	1,832	42,124	43,956
Currency translation adjustment	309	-	309
Stock options exercised	-	(3,711)	(3,711)
Share based compensation	-	577	577
Amount at March 31, 2011	2,141	38,990	41,131

(a)

Exchange differences arising on the translation of subsidiaries with a functional currency that is different from the presentation currency, as described in note 2(d). The cumulative differences relating to a subsidiary are transferred to the income statement when the subsidiary is disposed of.

(b)	Records the cumulative amount recognised under IFRS 2 for stock options granted. When options are exercised the cumulative amount related to those options is transferred to share capital.

15.	OPERATING COSTS BY NATURE a) Cost of sales

	Three Months Ended March 31
	2011	2010
	$	$
Cost of inventory	22,546	20,447
Depletion, depreciation and amortization	5,795	6,838
Export duties (1)	3,853	840
	32,194	28,125

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre- existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the project is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

36 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

15.	OPERATING COSTS BY NATURE (Cont’d)

Up to March 31, 2011 the Pirquitas mine has paid $6,646,000 in duties, however despite the order to cease payment the Company has continued to accrue duties in full until the outcome of the claim is known with certainty. At March 31, 2011 the accrual totalled $6,923,000 million, and $3,853,000 million has been included in cost if sales for the period. If these duties are recovered the benefit will be recognized in the statement of earnings for the full amount in the period recovery becomes virtually certain.

b) General and administrative

	Three Months Ended March 31
	2011	2010
	$	$
Salaries and benefits	2,971	3,422
Share-based compensation	1,522	1,516
Travelling expense	482	18
Consulting and professional fees	421	713
Depreciation and amortization	59	74
Other expenses	1,138	1,305
	6,593	7,048

16.	FINANCE INCOME AND EXPENSES a) Interest earned and other finance income

	2011	2010
	$	$
Interest earned	576	113
Accretion earned on convertible debenture receivable	253	197
Total finance income	829	310

b) Interest expense and other finance costs

	Three Months Ended March 31
	2011	2010
	$	$
Interest expense on convertible notes	(1,531)	(1,531)
Accretion expense on convertible notes	(2,297)	(1,985)
Accretion of close down and restoration provision	(407)	(301)
Other interest expense	(80)	-
Total finance costs	(4,315)	(3,817)

37 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	OTHER INCOME (EXPENSES)

	Three Months Ended March 31
	2011	2010
	$	$

Reversal of impairment of convertible debenture	2,400	-
Unrealised gain (loss) on financial instruments at FVTPL(1)	(4,716)	8,981
Gain on sale of marketable securities and other investments	-	2,374
Share of loss of associate	(2,287)	-
Miscellaneous income	82	-
	(4,521)	11,355

(2)	Financial instruments held at FVTPL include the conversion option of the convertible debenture receivable (note 5) and the share purchase option embedded in the convertible notes (note 12).

18.	EARNINGS (LOSS) PER SHARE

The calculations of basic and diluted earnings (loss) per share for the three months ended March 31, 2011 and 2010 are based on the following:

	Three months ended March 31
	2011	2010
	$	$
Earnings used in the calculation of diluted earnings per share	9,943	(3,376)

Weighted average number of common shares in issue (thousands)	79,821	75,051
Adjustments for dilutive instruments:
Share options (thousands)	697	197
Weighted average number of common shares for diluted earnings per share (thousands)	80,518	75,248

Basic earnings (loss) per share (cents)	0.12	(0.04)
Diluted earnings (loss) per share (cents)	0.12	(0.04)

The convertible notes (note 12) in certain circumstances are convertible at the request of the holders. In such an event the initial principal would be repayable in cash and any incremental value settled at the election of the Company in either cash or common shares, or a combination of the two. The potential dilutive impact of the shares is therefore only that portion of the Notes where the share price exceeds the conversion price of $43.33 per share. Given that at March 31, 2011 and December 31, 2010 the share price was significantly below the conversion price an assumed conversion by holders would not have any dilution impact because the balance would be repaid in full in cash.

38 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

19.	OPERATING SEGMENTS

The Company is a resource company focused on acquisition, exploration, development and operation of silver- dominated projects primarily in the Americas.

An operating segment is defined as a component of the Company that:

  engages in business activities from which it may earn revenues and incur expenses;

  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

  for which discrete financial information is available.

The Company has identifed its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker (“CODM”)) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates them between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, Pirquitas, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrate. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment. The following reporting segments have been identified:

  Pirquitas mine

  Exploration and development properties

The following is a summary of the carrying amounts of income or loss, and segment assets and liabilities by operating segment:

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling items
Three months ended March 31, 2011		Properties	(i, ii)
	$	$	$	$
Revenue from external customers	60,053	-	-	60,053
Cost of inventory and export duties	(26,399)	-	-	(26,399)
Depletion, depreciation and amortization	(5,795)	-	-	(5,795)
Cost of sales	(32,194)	-	-	(32,194)

Income from mine operations	27,858	-	-	27,858
Operating income (loss)	27,375	(254)	(6,681)	20,440
Income (loss) before income taxes	25,741	(278)	(11,230)	14,233

Interest income	-	-	829	829
Interest expense and other finance costs	(390)	-	(3,925)	(4,315)
Income tax expense (recovery)	(6,173)	152	1,731	(4,290)

As at March 31, 2011
Total assets	484,689	207,749	486,206	1,178,644
Non-current assets	379,635	204,589	209,928	794,152
Total liabilities	(61,828)	(2,324)	(159,073)	(223,225)

39 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

19.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling items
Three months ended March 31, 2010		Properties	(ii)
	$	$	$	$
Revenue from external customers	11,531	-	-	11,531
Cost of inventory and export duties	(21,287)	-	-	(21,287)
Depletion, depreciation and amortization	(6,838)	-	-	(6,838)
Cost of sales	(28,125)			(28,125)

Loss from mine operations	(16,594)	-	-	(16,594)
Operating income (loss)	(16,634)	(106)	(7,051)	(23,791)
Income (loss) before income taxes	(17,799)	(144)	14,044	(3,899)

Interest income	-	-	310	310
Interest expense and other finance costs	(282)	-	(3,535)	(3,817)
Income tax expense (recovery)	-	759	(236)	523

(i)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

(ii)	Includes the equity accounted investment in Pretium.

Segment revenue by product

	March 31, 2011	March 31, 2010
	%	%
Silver	94%	100
Zinc	6%	-

Segment revenue by location of customer

100% of revenues were sold to a single customer which is based in Switzerland, and is the customer of the Piquitas mine segment.

40 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

19.	OPERATING SEGMENTS (Cont’d) Non-current assets by location

	March 31, 2011	December 31, 2010
	$	$
Canada	211,352	235,563
Argentina	399,299	397,447
Mexico	98,338	89,540
Peru	44,712	43,456
United States	10,526	10,419
Australia	20,246	19,970
Chile	9,679	9,541
Total	794,152	805,936

20.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, other financial assets, trade and other payables, and convertible notes.

a) Financial assets and liabilities by category

	Loans and			Other financial
At March 31, 2011	receivables	FVTPL	Available for sale	liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	260,733	-	-	-	260,733
Trade and other receivables (1)	15,184	18,498	-	-	33,682
Other financial assets (2, 3)	11,997	122	33,005	-	45,124
Total Financial assets	287,914	18,620	33,005	-	339,539

Financial liabilities
Trade and other payables	-	-	-	38,216	38,216
Convertible notes (4)	-	26,179	-	118,422	144,601
Total Financial liabilities	-	26,179	-	156,638	182,817

41 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

20.	FINANCIAL INSTRUMENTS (Cont’d)

	Loans and			Other financial
At December 31, 2010	receivables	FVTPL	Available for sale	liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	232,311	-	-	-	232,311
Trade and other receivables (1)	20,507	15,409	-	-	35,916
Other financial assets (2, 3)	9,051	386	33,465		42,902
Total Financial assets	261,869	15,795	33,465	-	311,129

Financial liabilities
Trade and other payables	-	-	-	35,163	35,163
Convertible notes (4)	-	21,735	-	116,125	137,860
Total Financial liabilities	-	21,735	-	151,288	173,023

(1)	Certain trade and other receivables are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(e).

(2)

The convertible debenture receivable is allocated between FVTPL and loans and receivables. The conversion feature is recognised at FVTPL whilst the note receivable is designated within loans and receivables.

(3)	Other financial assets include marketable securities which have been designated as available for sale assets

(4)	The embedded share purchase option of the convertible note is recognised at FVTPL whilst the notes are designated as an other liability.

b) Fair value of financial instruments

	March 31, 2011		December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial assets
Trade and other receivables	33,682	33,682	35,916	35,916
Other financial assets	45,124	45,124	42,902	42,902
Total Financial assets	78,806	78,806	78,818	78,818

Financial liabilities
Convertible notes	144,601	146,798	137,860	143,506
Total Financial liabilities	144,601	146,798	137,860	143,506

The carrying values of cash and cash equivalents, certain other financial assets, trade and other payables, approximate their fair values due to their relatively short maturity.

42 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

20.	FINANCIAL INSTRUMENTS (Cont’d)

Fair value hierarchy

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

			Fair Value at March 31, 2011
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Trade receivables	-	18,498	-	18,498
Marketable securities	33,005	-	-	33,005
Convertible debenture	-	122	-	122
Derivative liability	-	26,179	-	26,179
	33,005	44,799	-	77,804

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for–sale investments with no trading restrictions, are valued using a market approach based upon unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices); and Trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.

The value of the Company’s convertible debenture receivable embedded conversion option and the Notes’ embedded share purchase option is also included in Level 2 of the fair value hierarchy as they are valued using option pricing models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company has investments in asset-backed commercial paper as which are included within Level 3 in the fair value hierarchy because they trade infrequently. These instruments are reviewed periodically to estimate an impairment charge based on management’s best estimates, which are unobservable inputs. At March 31, 2011 and December 31, 2010, the fair value was considered to be $nil.

There were no transfers between level 1 and level 2 during the three months ended March 31, 2011 or 2010.

21.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes commodity price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

43 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors. The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are commodity price risk, currency risk and interest rate risk.

(i) Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  global or regional consumption patterns;

  the supply of, and demand for, these metals;

  speculative activities;

  the availability and costs of metal substitutes;

  expectations for inflation; and

  political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels

A 10% increase in the average commodity price for the period, with all other variables held constant, would result in an increase to the Company’s revenues:

	Three months ended
	March 31, 2011	March 31, 2010
	$	$
Silver	5,650	1,167
Zinc	367	-

44 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(ii) Foreign Exchange Risk

The Company is exposed to currency risk where entities have transactions and balances in currencies that are not the same as their functional currency; exchange gains and losses in these situation impact earnings. Any exchange gains or losses on consolidation from the translation of a subsidiary’s functional currency into the presentation currency (USD) are taken to equity.

All of the Company’s sales are denominated in USD, and typically a high proportion of operating costs are denominated in local currencies i.e. Canadian dollar, Argentine Peso, Mexican peso etc. Therefore, subsidiaries that have the USD as their functional currency have currency exposure from their operating costs, and those that have another functional currency will have exposure from USD sales.

The Company monitors and manages this risk closely with the objective of ensuring its group wide exposure to negative fluctuations in currencies against the USD is minimised. As at March 31, 2011 the Company has not entered into any derivatives to mitigate this risk.

A 10% increase in the United States dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would result in a decrease to the Company’s earnings by:

	Three months ended
	March 31, 2011	March 31, 2010
	$	$

Canadian dollar	(6,011)	(774)
Argentine Peso	(6,773)	(4,951)

(iii) Interest Rate Risk

Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible debenture receivable and long-term convertible notes have fixed interest rates and are therefore not exposed to fluctuations in interest rates. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

As at March 31, 2011, the weighted average interest rate of our cash equivalents investment was 0.31% (2010 - 0.07%). With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $623, 000 (2010 - $167,000).

45 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to trade receivables in the ordinary course of business, the recovery of the convertible debenture and the recovery of value added taxes, and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits The Company’s policy is only to utilise highly rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

Credit risk related to receivables The Company is subject to significant concentrations of credit risk related to trade receivables because all of its sales are to a single customer. However, the Company has not recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and all balances owed have been settled in full when due. In order to mitigate this risk the Company ensures a minimum creditworthiness of customers.

Credit risk related to other financial assets The Company has a debenture receivable with Aurcana for $9.9 million (C$10million). A restructuring of the investment in 2009 resulted in a write down of $2 million. On March 25, 2011 the Company renegotiated the terms of the convertible debenture receivable. Aurcana will pay C$7 million on July 15, 2011 and the remaining C$3 million in quarterly instalments thereafter until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. The Company continues to monitor the collectability of the debenture and is confident as at March 31, 2011 that the carrying value is recoverable in full.

The Company’s maximum exposure to credit risk at March 31, 2011 and December 31, 2010 is as follows:

	March 31	December 31
	2011	2010
	$	$
Cash and cash equivalents	260,733	232,311
Trade and other receivables	33,682	35,916
Other financial assets	11,997	9,051
	306,412	277,278

At March 31, 2011 no amounts were held as collateral.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure as described in note 21(d). The Company’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

The following is a maturity profile of financial liabilities presenting contractual undiscounted cash flows, and will therefore not always agree with amounts presented in the balance sheet;

	Within 1 year	1-2 years	2-5 years	After 5 years	Total
	$	$	$	$	$

As at March 31, 2011

Financial liabilities
Trade and other payables	38,216	-	-	-	38,216
Convertible notes (i)	-	138,000	-	-	138,000
Interest on convertible notes	6,210	9,315	-	-	15,525
Asset retirement obligations	722	2,638	2,480	20,280	26,120
Capital expenditure requirements	576	210	-	-	786
Operating expenditure requirements	6,689	7,629	2,095	-	16,413
Minimum rental and lease payments	542	475	54	-	1,071
Total Financial liabilities	52,955	158,267	4,629	20,280	236,131

(i)

Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear interest of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

d) Capital management

The Company’s objectives when managing capital are:

  to safeguard its ability to continue as a going concern in order to properly develop and operate its current projects and pursue strategic growth initiatives;

  to provide an adequate return to shareholders;

  to maintain a flexible capital structure which optimizes the cost of capital; and

  to meet its non-current debt obligations.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity, non-current convertible notes, and cash and cash equivalents. In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, the Company may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

The Company issued convertible notes (note 12) but these do not contain any financial covenants. Accordingly, as of March 31, 2011, there are no externally imposed capital requirements.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

22.	RELATED PARTY TRANSACTIONS

a) Related party transactions

During the period ended March 31, 2011, the Company recorded administrative, technical services and expense reimbursements of $48,000 (2010 - $19,000) from companies related by common directors or officers including our equity accounted investee. At March 31, 2011, trade and other receivables include $78,000 (2010 - $2,000) and trade and other payables include $619,000 (2010 - $nil) with these related parties. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

b) Key management compensation

Key management includes directors (executive and non-executive) and other key officers of the Company, including the CEO, CFO and all Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

	For the three months ended March
	2011	2010
	$	$
Salaries and other short-term employee benefits	1,510	926
Post-employment benefits	8	21
Termination benefits	479	1,115
Share-based payments	360	867
Total compensation	2,357	2,929

c) Principal Subsidiaries

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada and others
Silver Standard Mexico S.A. de C.V.	Mexico	100%	San Agustin, Nazas and others
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	100% (1)	San Luis
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Mina Pirquitas, Inc.	USA (Delaware)	100%	Pirquitas
Maverick Silver Inc.	USD (Nevada)	100%	Maverick Springs

(1)

At December 31, 2010 the Company held a 70% interest in the San Luis project. On February 28, 2011 the Company reached an agreement to acquire the remaining 30% from its joint venture partner and upon completion will hold a 100% interest in the project (note 7).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital activities during the three months ended March 31, 2011 and 2010 are as follows:

	Three months ended March 31
	2011	2010
	$	$
Trade and other receivables	817	(2,865)
Inventory	(9,344)	2,102
Trade and other payables	3,751	1,733
Taxes payable	9,690	-
	4,914	970

During the three months ended March 31, 2011 and 2010 the Company conducted the following non-cash investing and financing transactions:

	Three months ended March 31
	2011	2010
	$	$
Shares acquired for sale of mineral property	-	7,832
Shares issued for mineral properties	-	-
Transfer of share option reserve upon exercise of options	3,711	237
	3,711	8,069

During the three months ended March 31, 2011 and 2010 the Company made the following cash payments for interest and taxes:

	Three months ended March 31
	2011	2010
	$	$
Interest paid	3,105	3,105
Taxes paid	315	-
	3,420	3,105

24.	EVENTS AFTER THE REPORTING DATE

On April 8, 2011 Pretium closed a secondary offering of 11.5 million units for C$10.00 per unit; each unit contains one common share of Pretium and half of a warrant to acquire an additional common share of Pretium for C$12.50 within 12 months. The units relate to common shares of Pretium held by the Company. The Company received gross proceeds of C$115 million.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

25.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies set out in these interim consolidated financial statements have been applied for the three months ended March 31, 2011 for the years ended December 31, 2010, and in the preparation of an opening IFRS balance sheet at January 1, 2010.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in accordance with its previous basis of accounting (Canadian GAAP). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statement of financial position and income statement is set out in the following tables and accompanying notes.

a) Reconciliation of shareholders’ equity as at:

		December 31	March 31	January 1
		2010	2010	2010
		$	$	$
Total shareholders' equity reported under Canadian GAAP		1,031,772	639,500	537,186

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(i)	(79,842)	(83,068)	(84,018)
Close down and restoration provision	(ii)	(76)	-	-
Stock based compensation	(iii)	(56)	(27)	-
Functional currency	(iv)	4,657	5,787	5,033
Convertible notes	(v)	(18,859)	(8,321)	(17,086)
Deferred tax liabilities	(vii)	554	(6,750)	(1,201)

Total shareholders' equity reported under IFRS		938,150	547,121	439,914

b) Reconciliation of net income (loss) for the three months ended March 31, 2010 and the year ended December 31, 2010:

		Year ended	3 months ended
		December 31	March 31
		2010	2010
		$	$
Total comprehensive income (loss) as reported under Canadian GAAP		359,501	(8,186)

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	(i)	4,176	950
Close down and restoration provision	(ii)	(76)	-
Share-based payments	(iii)	990	372
Functional currency	(iv)	(376)	754
Convertible notes	(v)	(1,773)	9,056
Deferred tax liabilities	(vi)	(3,354)	(5,549)

Total comprehensive income (loss) as reported under IFRS		359,088	(2,603)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

25.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

c) Explanations of the key differences between Canadian GAAP and IFRS giving rise to adjustments in the reconciliations

(i) Valuation of the Pirquitas mine

The Company elected under IFRS 1 to deem the fair value of the Pirquitas mine as cost at January 1, 2010. The fair value of the mine was determined to be approximately US$317 million following a discounted cash flow analysis using a discount rate of 10%. The resulting difference between the carrying value under Canadian GAAP and the deemed cost was charged to accumulated deficit.

In addition to the adjustment to the carrying value of the Pirquitas mine additional adjustments following the transition to IFRS were recorded. These relate to close down and restoration provisions (note 25 (c)(ii)), capitalised interest (note 25(c)(vi)) and deferred tax liabilities (note 25(c)(vii)). The impacts of these adjustments on the carrying value of the Pirquitas mine at January 1, 2010 are detailed below:

	Canadian GAAP	Transition to IFRS adjustment				IFRS

		Fair value as	Close down	Capitalised
		deemed cost of	and restoration	borrowing	Deferred
	January 1, 2010	Pirquitas	provision	costs	taxes	January 1, 2010
		(i)	(ii)	(vi)	(vii)
	$	$	$	$	$	$
Producing properties	180,018	(84,018)	313	797	(20,262)	76,850
Construction in progress	8,015					8,015
Mining equipment	12,478					12,478
Plant and equipment	219,305		407			219,712
Other	222					222
Total	420,039	(84,018)	720	797	(20,262)	317,278

The lower carrying value of the producing property balance under IFRS also impacts the periodic depletion expense charged. Depletion is charged using the percentage of completion method based on the tonnage of ore mined as a ratio to the total ore expected to be mined over the life of the mine. The lower cost base of the asset has had the following impact for the three months ended March 31;

	Three months ended March 31		Year ended December 31,
	2011	2010	2010

Cost of Sales	1,087	950	4,176

51 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

25.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

   (ii) Close down and restoration provision

Under Canadian GAAP asset retirement obligations for close down and decommissioning costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company’s credit-adjusted risk free interest rate. The liability (and corresponding asset) is only re-measured in the event of changes in the amount or timing of cash flows required to settle the obligation.

IFRS (IAS 37) requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

As described in note 2(a), the Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1. The Company re-measured the liability at the date of transition to IFRS and recorded an adjustment of $810,000 to the carrying value of the liability and to the carrying value of the corresponding property, plant and equipment asset, of which $720,000 related to Pirquitas.

For the three month period ended March 31, 2010 no adjustment was recorded as it was insignificant. For the year ended December 31, 2010 the Company recorded an adjustment of $713,000 to the carrying value of the liability and related mineral property asset, with a $76,000 impact on earnings.

(iii) Share-based payments

The Company’s accounting policy for share based payments under Canadian GAAP was broadly consistent with the requirements of IFRS, however, under IFRS 2 the Company is required to make adjustments to the compensation expense recorded for estimates of non-market vesting conditions, such as options that are not expected to vest i.e. forfeited. The initial estimation of non-market vesting conditions is not mandatory under Canadian GAAP. As a result the Company’s accounting policy choice was to make adjustments only when events occurred so that non-market vesting conditions were not met, such as when options were forfeited. The Company elected to apply the IFRS 1 transition exemption (note 2(a)), whereby adjustments were only required to be made to options that had been granted after November 7, 2002 and had not vested at the date of transition to IFRS.

The Company estimated the amount of options that would not vest by using historical data, the resulting impact at January 1, 2010 was insignificant but for the three months ended March 31, 2010 the impact was a reduction to stock based compensation of $399,000, of which $372,000 was credited to the income statement and the balance of $27,000 to mineral properties. For the year ended December 31, 2010 the impact was a reduction to stock based compensation of $1,046,000, of which $990,000 was credited to the income statement and the balance of $56,000 to mineral properties

(iv) Functional currency and cumulative translation adjustment account

Under Canadian GAAP the Company determines whether a subsidiary is an integrated operation or a self-sustaining entity which determines the method of translation into the presentation currency of the Group. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation into the Group’s presentation currency.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

25.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The Company determined that three subsidiaries had a functional currency other than the US dollar, which under Canadian GAAP had been classified as being integrated operations. Those subsidiaries under Canadian GAAP were consolidated using the temporal method (i.e. monetary assets and liabilities translated at the current rate and non-monetary assets and liabilities at historic exchange rates with gains or losses being charged to income), whereas under IFRS those entities with non US dollar functional currencies are translated into US dollars using the current rate method (whereby all assets and liabilities are translated using the reporting date exchange rates with any gains or losses being recorded in equity).

The net impact was an increase in mineral properties of $5,033,000, offset by a charge to currency translation adjustment (“CTA”). The Company also elected to take the IFRS 1 exemption to deem cumulative translation adjustments to be zero at the date of transition to IFRS. Hence all existing CTA balances and the impact of the above adjustments as of January 1, 2010 were recorded against the brought forward deficit.

For the three month period ended March 31, 2010 the impact was an increase in mineral properties of $754,000 and for the year ended December 31, 2010 a reduction of the mineral properties of $376,000.

   (v) Convertible notes

As discussed in note 12, the Company issued US$138 million of convertible notes (“Notes”) in 2008. Under Canadian GAAP the Company accounted for the Notes as a split instrument allocating the value of the notes between the debt and equity components. The debt was valued using a discounted cash flow model, with the residual balance being allocated to equity. At initial recognition the transaction costs were allocated to the debt and equity components pro rata. The debt portion was designated as an ‘other liability’, those transaction costs allocated to the debt were expensed, those allocated to equity were treated as a reduction of the value of the equity component. Subsequently, the difference in carrying value of the debt and its final redemption amount is recognised as accretion expense in the income statement over the period to maturity using the effective interest rate method.

There are two GAAP differences in relation to this instrument. Firstly, under Canadian GAAP the conversion feature is considered to be an equity instrument, but under IFRS it is considered as an embedded derivative liability due to the fact that if the holder elects to exercise their conversion option, the instrument can be cash-settled at the option of the Company. Secondly, under Canadian GAAP the debt component of the instrument was designated as an ‘other liability’, and it was similarly designated under IFRS. However, under IFRS, transaction costs relating to an instrument that is designated as an ‘other liability’ must be netted against the carrying value of the instrument, whereas under Canadian GAAP the Company made an accounting policy election to expense those costs.

At initial recognition under IFRS, similar to Canadian GAAP, the fair value of the debt component and conversion option were estimated but under IFRS the conversion option was recognised as a derivative liability. Transaction costs incurred were allocated pro rata to the two components, again consistent with Canadian GAAP. For IFRS the debt has been designated as an ‘other liability’, which means that the instrument is recorded at amortized cost, net of transaction costs. Subsequently, the accounting is the same as Canadian GAAP whereby the instrument is accreted over an expected life of 5 years using the effective interest method.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

25.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The accretion expense each reporting period under IFRS is greater than under Canadian GAAP due to the lower value attributed to the debt portion upon initial recognition, due to the fact that transaction costs are netted against the carrying value of the debt . Differences in accretion expense have been charged to accumulated deficit at the date of transition. Also a proportion of the accretion was capitalised to the Pirquitas mineral property asset and as such the amount capitalised under IFRS differs from that under Canadian GAAP (note 25(c)(vi)).

Under IFRS the derivative liability is recognised as FVTPL so all transaction costs were expensed and the instrument is re-measured at each reporting period using a binomial tree approach. The following assumptions were used to obtain the valuation:

	February 27	January 1	December 31	March 31
	2008	2010	2010	2011
Expected dividend yield (%)	0%	0%	0%	0%
Average risk-free interest rate (%)	4.62	4.58	4.13	4.29
Expected life (years)	20	18.25	17.25	17
Expected volatility (%)	60.0	60.0	57.5	57.5
Implied yield on straight debt (%)	11.85	12.60	11.39	9.29

The following table illustrates the differences in the carrying values of the debt and conversion option:

	Canadian GAAP	IFRS	Canadian GAAP	IFRS	Canadian GAAP	IFRS
	Carrying value	Carrying value	Carrying value	Carrying value	Carrying value	Carrying value
	Inception	Inception	January 1, 2010	January 1, 2010	March 31, 2010	March 31, 2010
Balance sheet impact	$	$	$	$	$	$
Convertible notes - short term	-	-	(2,076)	(2,076)	(501)	(527)
Convertible notes - long term	(99,144)	(95,371)	(110,739)	(107,895)	(112,553)	(109,902)
Derivative liability	-	(38,856)	-	(20,728)	-	(11,509)
Equity component of convertible notes	(37,383)	-	(37,383)	-	(37,383)	-
Property, plant and equipment (i)	-	-	-	797	-	-
Accumulated deficit	3,773	1,473	7,592	(12,705)	-	-
Income statement impact
Interest expense	-	-	-	-	1,531	1,531
Interest accretion	-	-	-	-	1,844	2,297
Unrealised (gain) or loss on derivative instruments	-	-	-	-	-	(9,218)

(i)	Impact of capitalised interest on property, plant and equipment (see note 25(c)(vi))

(vi)	Borrowing costs

The Company’s accounting policy for capitalising borrowing costs during the construction of the Pirquitas mine was unchanged between Canadian GAAP and IFRS. However, owing to the change in accounting methodology for the Notes described in note 25(c)(v) above a greater amount of accretion expense was available for capitalisation. The Company retrospectively adjusted the accretion expense capitalised to mineral properties.

The impact was an increase in the mineral property asset of $797,000 at the date of transition to IFRS. Construction was completed prior to the transition to IFRS so there are no further GAAP differences recorded.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

25.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

   (vii) Future income tax

Under Canadian GAAP deferred tax liabilities were calculated following the acquisition of various mineral property assets. IFRS does not allow the recognition of deferred tax liabilities for temporary differences that arise in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor accounting profit or loss. As a result deferred tax liabilities recognised on asset acquisitions under Canadian GAAP have been derecognised under IFRS and credited to accumulated deficit.

Non-monetary assets and liabilities of an entity are measured in its functional currency. If an entity’s taxable income or loss is determined in a different currency, changes in exchange rate will give rise to a temporary difference that results in a deferred tax asset or liability under IAS 12. Effectively, the carrying value of the non-monetary asset/liability (as measured in the functional currency based on historical exchange rates) is translated from the functional currency to the local currency at the current rate and compared to the tax value in the local currency. The resulting temporary difference (measured in the local currency) is multiplied by the appropriate tax rate to arrive at the deferred tax balance in the local currency. This deferred tax balance is then translated into the functional currency at the current rate and charged/credited to profit or loss.

The above result is different from Canadian GAAP which prohibits the recognition of deferred taxes for temporary differences caused by exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates.

The result of these differences was a reduction in the deferred tax liabilities recognised on the date of transition to IFRS of $35,596,000. This resulted in a reduction of mineral properties of $36,797,000 (of which $20,262,000 related to Pirquitas), and a reduction in accumulated deficit of $41,201,000. The impact on retained earnings in the three months ended March 31, 2011 and December 31, 2010 was a reduction of $5,549,000 and $3,354,000 respectively.

Also under Canadian GAAP in 2010 an income tax recovery regarding share issuance costs of $5.1 million was credited to earnings but under IFRS this has been credited directly against share capital.

d) Adjustments to Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

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